Exhibit 99.2

PROXY FOR ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

GAZIT-GLOBE LTD.

1 Ha’Shalom Road

Tel Aviv 6789201, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Ms. Revital Kahlon and Ms. Sarah Azulay or either of them, as proxy, with the power to appoint her substitute, and hereby authorizes her to represent to vote as designated on the reverse side of this card, all of the Ordinary Shares of Gazit-Globe Ltd. (the “Company”), held of record by the undersigned on October 24, 2016, at an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Monday, November 21, 2016 at 12:00 p.m. (Israel time), at the offices of the Company, 1 Ha’Shalom Road, Tel Aviv 6789201, Israel, or any adjournment or postponement thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders of the Company (the “Notice”) relating to the Meeting.

The undersigned acknowledges that the Notice has been published by the Company (in Hebrew), as required under the Company’s Articles of Association, and has also been furnished (in English) to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K, and has been mailed to the undersigned.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any of Proposals 2, 3 or 5 for the Meeting, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposals 1, 4, or 6, this proxy will not be voted on any such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the special majority required for the approval of Proposals 1, 4 or 6 unless the undersigned confirms that he, she or it does not have a conflict of interest in the approval of Proposals 1, 4 or 6 (as applicable) by completing the box for Proposals/Items 1A, 4A or 6A (respectively) on the reverse side. If you have such a conflict of interest, you should contact the Company, in accordance with the instructions in the Proxy Statement, to vote on Proposals 1, 4 or 6 via a separate proxy card that is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

GAZIT-GLOBE LTD.

November 21, 2016

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 1A, 4A AND 6A RELATING TO PROPOSALS 1, 4 AND 6.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

Important Instructions for Items 1A, 4A and 6A relating to Proposals 1, 4 and 6:			FOR	AGAINST	ABSTAIN

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” PROPOSALS/ ITEMS 1A, 4A AND 6A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 1, 4 OR 6.

Under the Companies Law, you cannot be counted towards the special majority required for Proposals 1, 4 or 6 unless you provide the foregoing important confirmation. If you actually do have a conflict of interest in the approval of Proposals 1, 4 or 6, you may vote on that proposal by contacting the Company’s Legal Counsel and Company Secretary, Revital Kahlon, at +972-3-694-8000 (fax: +972-3-696-1910) or rkahlon@gazitgroup.com, who will provide to you a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposals 1, 4 or 6 and should not fill in the box for Proposals/Items 1A, 4A or 6A).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. □

	1.	To approve an updated compensation policy for the Company’s office holders for a three-year period in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”)	☐	☐	☐
	1A.	The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 1	☐
	2.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors	☐	☐	☐
	3.	To re-elect each of the following existing directors of the Company until the next annual meeting of shareholders:
		(a) Mr. Chaim Katzman (Chairman of the Board)	☐	☐	☐
		(b) Mr. Dori Segal (Executive Vice Chairman)	☐	☐	☐
		(c) Ms. Rachel Lavine	☐	☐	☐
		(d) Mr. Michael Haim Ben Dor	☐	☐	☐
		(e) Mr. Douglas William Sesler (independent director)	☐	☐	☐
		(f) Ms. Zehavit Cohen (independent director)	☐	☐	☐
	4.	To re-elect Yair Orgler as an external director under the Companies Law for a three-year term	☐	☐	☐
4A.

The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 4

☐
	5.	To renew the Company’s directors and officers liability insurance policy	☐	☐	☐
	6.	To approve the directors and officers liability insurance policy being applied to Mr. Zvi Gordon (son-in-law of one of the Company’s controlling shareholders)	☐	☐	☐
6A.

The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Notice for the Meeting) in the approval of Proposal 6

☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.